

January 31, 2023

Bill Chen
Chief Executive Officer
LBBB Merger Corp.
667 Madison Avenue
New York, NY 10065

> **Re: LBBB Merger Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 20, 2023**
> **File No. 333-268343**

Dear Bill Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Financial Statements
Nature's Miracle, Inc.
Consolidated and Combined Statements of Cash Flows, page F-5

1. We note your response to comment 3. It appears you combine cash and non-cash transactions, please revise to disclose non-cash investing and finance activities separately in accordance with ASC 230-10-50-3 through 50-6.

<u>Variable interest entity, page F-7</u>

2. We note your response to comment 4. As previously requested, please clarify for us and disclose if Nature's Miracle/Visiontech provided consent to *surrender* its right to collect amounts due from Upland.

3. We further note your response to comment 4 only addresses sub-paragraph 'd' of ASC 810-10-25-43. As previously requested, please provide us with a full accounting analysis as to how you determined that an assignment of the unsecured promissory note to related parties should result in deconsolidation of Upland. Your response should reference all pertinent accounting literature used in your analysis.

<u>Note 1 - Nature of business and organization, page F-26</u>

4. Since Nature's Miracle was formed solely to facilitate a merger between Visiontech and Hydroman, we do not believe it is a business. We refer to guidance in ASC 805-10-55-5D and 5E. Please revise accordingly.

5. We note that your response to comment 8 states that Visiontech and Hydroman "did not have formal common control" before their combination with Nature's Miracle. If no common control existed prior to their combination with Nature's Miracles it is unclear how your accounting for the transaction complies with ASC 805-10-25-4, which requires that "[f]or each business combination, one of the combining entities shall be identified as the acquirer." Please revise, accordingly.

<u>General</u>

6. We note based on disclosure on page 171 that Jinlong (David) Du will serve as Director of New Nature's Miracle following the Business Combination. Mr. Du is also the CEO of Megaphoton, Inc. Given that Megaphoton, Inc. is also your major supplier, please disclose the related party nature of transactions with Megaphoton, Inc. throughout your filing.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso